Exhibit 8.1

Zuoan Fashion Limited

List of Subsidiaries

Subsidiary	Jurisdiction of Incorporation
Fast Boost Holdings Limited	British Virgin Islands
Champion Goal Holdings Limited	Hong Kong
Zuoan Dress Co., Ltd., Shishi	People’s Republic of China
Shanghai Mingfu Fashion Limited	People’s Republic of China